UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934



                       Simon Transportation Services Inc.
                                (Name of Issuer)


                 Class A Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)


                                    828813105
                                 (CUSIP Number)


             Nelson Obus, Wynnefield Partners Small Cap Value, L.P.
      One Penn Plaza, Suite 4720, New York, New York 10119, (212) 760-0814
                                       and
                               Jesse R. Meer, Esq.
             Berlack, Israels & Liberman, LLP, 120 West 45th Street,
                      New York, N.Y. 10036, (212) 704-0100
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)


                                  April 8, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.



                              (Page 1 of 8 Pages)

CUSIP No. 828813105                      13D                   Page 2 of 8 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Wynnefield Partners Small Cap Value, L. P.
       13-3688497

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            142,866
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             142,866
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       142,866 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.68%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 2 of 8 Pages)

CUSIP No. 828813105                      13D                   Page 3 of 8 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Wynnefield Small  Cap Value Offshore Fund Ltd.
       None

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Cayman Islands

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            65,900
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             65,900
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       65,900 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.24%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               (Page 3 of 8 Pages)

CUSIP No. 828813105                      13D                   Page 4 of 8 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Wynnefield Small Cap Value L.P. 1
       13-39553291

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            121,734
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             121,734
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       121,734 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.29%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               (Page 4 of 8 Pages)

Item 1.    Security and Issuer.

     This statement relates to shares of Class A Common Stock, par value $.01 per share (the "Shares" or "Class A Common Stock"), of Simon Transportation Services Inc. (the "Issuer"). The Issuer's principal executive offices are located at 5175 West 2100 South, West Valley City, Utah 84120.

Item 2.    Identity and Background.

     (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Partners Small Cap Value, L.P. I ("Partnership-I"). Although the Partnership, the Fund and Partnership-I are each separate and distinctive entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group".

     Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus, Joshua Landes and Robert Melnick are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus, Mr. Landes and Mr. Melnick are citizens of the United States of America.

     The business address of Mr. Obus, Mr. Landes, and Mr. Melnick, WCM, and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM, nor any of the entities comprising the Wynnefield Group has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

     The Wynnefield Group entities purchased their Shares, separately from each other, for the consideration shown in the following table:


        Name                  Number of Shares              Consideration Paid
        ----                  ----------------              ------------------

Partnership                       142,866                      $1,489,368.98

Partnership-I                     121,734                       1,284,606.93

Fund                               65,900                         746,322.10


                               (Page 5 of 8 Pages)

     Such Shares were paid for from the separate working capital of each entity in the Wynnefield Group, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

Item 4.  Purposes of Transaction.

     Although the members of the Wynnefield Group made their original purchases of the Issuer's Shares for investment purposes only, they now have questions concerning the capabilities of management of the Issuer as strategic planners and operators. Therefore, as major stockholders of the Issuer, the Wynnefield Group will seek to have its representatives meet with the Issuer's management to express their concerns regarding how the Issuer has dealt with its expansion plans and its driver shortage.

     Except as set forth above, no member of the Wynnefield Group has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interests in Securities of the Issuer.

     (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 330,500 Shares, the separate ownership of which is set forth in Item 3 of this Statement. Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the three entities referred to as the Wynnefield Group. However, Mr. Obus, Mr. Landes and Mr. Melnick, as stated below, disclaim any beneficial ownership of such Shares. The Shares owned by the three entities referred to as the Wynnefield Group represent approximately 6.2% of the outstanding Shares of the Issuer, based on the 5,323,123 Shares reported as outstanding on December 31, 1997 in the Issuer's latest Quarterly Report on Form 10-Q.

     Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus, Mr. Landes and Mr. Melnick disclaim beneficial ownership of any Shares owned by the three entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

     (b) Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the three entities comprising the Wynnefield Group.

     (c) The entities in the Wynnefield Group made their separate purchases of Shares in the over-the-counter market as follows:


                               (Page 6 of 8 Pages)

    Name            Date in 1998          No. of Shares      Price Per Share
    ----            ------------          -------------      ---------------
Partnership         February 13            18,550                 $13.4875

Partnership         March 2                19,344                  15.3750

Partnership         April 3                25,440                   9.2708

Partnership         April 3                55,332                   9.2250

Partnership         April 8                 4,200                   8.0000

Partnership         April 8                20,000                   8.0938


Partnership I       February 13            16,450                  13.4875

Partnership I       March 2                17,856                  15.3750

Partnership I       April 3                22,560                   9.2708

Partnership I       April 3                49,068                   9.2250

Partnership I       April 8                15,800                   8.0000


Fund                February 13            15,000                  13.4875

Fund                February 17             3,500                  14.0000

Fund                March 2                 9,300                  15.3750

Fund                April 3                12,000                   9.2708

Fund                April 3                26,100                   9.2250


     (d) Each of the entities comprising the Wynnefield Group as owners of the Shares specified in Item 3 of this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares specified in Item 3 of this Statement, but only from such Shares.

     (e) Not applicable.


                               (Page 7 of 8 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither the Partnership, Partnership-I, the Fund, WCM, Wynnefield Capital, Inc., Mr. Obus, Mr. Landes nor Mr. Melnick has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Class A Common Stock. None of the Shares is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting or investment power over the Shares.

Item 9.  Material to be Filed as Exhibits.

         None
                                                         SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 April 17, 1998
---------------
    (Date)


                                WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                                By:   Wynnefield Capital Management, LLC

                                By:  /s/ Nelson Obus
                                     -------------------------------------------
                                     Nelson Obus, Managing Member

                                WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.- I
                                By:   Wynnefield Capital Management, LLC

                                By:  /s/ Nelson Obus
                                     -------------------------------------------
                                     Nelson Obus, Managing Member

                                 WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND LTD.

                                 By:  /s/ Nelson Obus
                                     -------------------------------------------
                                      Nelson Obus, Director


                               (Page 8 of 8 Pages)